Exhibit 21.1

LIST OF PENNYMAC MORTGAGE INVESTMENT TRUST SIGNIFICANT SUBSIDIARIES
(as defined in Rule 1-02(w) of Regulation S-X)

as of December 31, 2025

Entity	Entity Type	State of Incorporation

Copper Securities Holding, LLC	Limited Liability Company	Delaware
Fugio Securities Holding, LLC	Limited Liability Company	Delaware
PennyMac Corp.	Corporation	Delaware
PennyMac Holdings, LLC	Limited Liability Company	Delaware
PennyMac Operating Partnership, L.P.	Limited Partnership	Delaware